UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2026

Douglas Horlick
President and Chief Financial Officer
RMG ML Sports Holdings
930 Tahoe Blvd STE 802 PMB 45
Incline Village, NV 89451

Re: RMG ML Sports Holdings
Draft Registration Statement on Form S-1
Submitted January 29, 2026
CIK No. 0002104879

Dear Douglas Horlick:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi James Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel L. Forman, Esq.